2024 REPORT

Swopblock



Dear investors,

It's been a wild ride, but Swopblock is still pushing forward, and we're excited to share what we've been up to. Despite some challenges, we've kept our momentum going, refining our tech, protecting our innovation, and staying focused on the big picture.
Swopblock's progress:
✅ App Design & Development (Alpha) – The Swopblock app is in Alpha! We've been testing core functionality and refining the user experience... This will be our future staging ground for our ICO! Once fully launched, users will be able to trade $SWOBL for $BTC, $ETH, or hold for future gains—all without relying on liquidity pools or any intermediary elements.
✅ Advancing Our Protocol & Patent – Our protocol has been making steady progress, and a major milestone is that it's now available on GitHub for developers to download and test. This means we can start gathering real-world feedback to optimize functionality. At the same time, we're making progress on securing our patent, reinforcing Swopblock's unique approach to cross-chain transactions.
✅ Bootstrapping to Maintain Momentum – With funding tight across the industry the past couple years, we've gone into full-on bootstrapping mode. It hasn't been easy, but we've stayed focused, cutting unnecessary costs while keeping development moving. Despite limited resources, we've hit critical milestones that put us in a strong position for the next phase.
We're building something game-changing, and your support is making it happen. Help Swopblock's momentum by investing at Wefunder.com/Swopblock
Exciting times ahead—let's keep pushing forward!

We need your help!

Swopblock's biggest need right now is funding to accelerate our next milestones. Capital support will drive: 🟡 ICO Launch: Targeting our Initial Coin Offering (ICO) within 12 months of funding to activate $SWOBL. 🌍 Web Interface: Building a command-line interface to showcase secure, trustless cross-chain transactions. 🔒 Test Network: Deploying a test network to refine security, scalability, and performance before full launch. 📱 App Launch: Advancing our mobile app, now in Alpha, enabling $SWOBL trades for $BTC, $ETH, and future cryptos. 🚀 Help fund these key initiatives by investing at Wefunder.com/swopblock

Sincerely,

How did we do this year?

REPORT CARD

A+

😊 The Good	☹️ The Bad
Patent: Continued progress on securing IP, strengthening Swopblock's innovation and market position.	Funding: Market downturn impacted fundraising, leading to a pause in outside capital.
App Development: Key features are coming together, focusing on	Bootstrapping: Limited resources slowed development, but we stayed focused on core progress.

security, usability, and trustless cross-chain transactions.

Protocol: Now available on GitHub! Developers can download, test, and contribute to refining our cross-chain solution.

Market Interest: Crypto enthusiasm waned but is now showing signs of recovery.

2024 At a Glance

January 1 to December 31



$0
Revenue



-$12,510
Net Loss


IOU!

$6,876 [82%]
Short Term Debt



$0
Raised in 2024



$948
Cash on Hand

INCOME BALANCE NARRATIVE


Revenues
Profit
$0
$0
-$12,510
-$93,995
2023
2024

Net Margin: 0% Gross Margin: 0% Return on Assets: -1,320% Earnings per Share: $0.00 Revenue per Employee: $0

Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 73,340%

Swopblock_LLC_Financials_and_CPA_Audit_Report_2021.pdf

Swopblock_LLC_Financials_and_CPA_Review_Report_2022.pdf

Swopblock_LLC_Finiancial_Statements_Report_2024.pdf

Swopblock_LLC_Financials_and_CPA_Review_Report_2023_and_2022.pdf

We ❤ Our 887 Investors

Thank You For Believing In Us

Adam P. Joses
Sanchalita chatterjee
Sheralynn Price
Gabriel Ugalde
Joseph Oseghale
Thomas Joseph Hampton
Jean Guerrier
Na Shawn Guevara
William Chou
Walter Fyler
Jason G Croft
Daniel Broadwater
Jean Aristide
A.K Smith-Ford
Sadhasivaraj Nadarajan Malathi
Victor Lleras
James Stallins Jr.
Paul Whitaker
Marcel HIGGINS
Mark Perlmutter
Ace Irvinski
Harry Lott
Chris Meyers
Kevin Koo Seng Kiat
Paul Regalia
Sharath Shivaramaiah
Evan Kestenbaum
Ronald Cameron Kerr
Ramon Batista
Jared Skinner
Steve Francis
Nicholas Gomez
Angela Cornell
David Brown
Dennis McCarthy
Vincent L Schantz
Theodore Shionis
Bradley Humble
Paul Kocharhook
Anil Patel
Reginald Dotson
Tray Phillips
Alscott Shirley
Ben Clark
Asra Horton
Phyllis Goode
Adrian Kozlowski
Brian Samway
Alfred Mbwembwe
Nicasio Rios
Joshua Crites
Ozzy Akay
William Van Sant
Jerry Irwin
Ksk Np
Godwin Okoro

Jeff Schwebke
Sean Brandel
Mirko Turrina
Pete Rosskamm
Nathan Montez
Mahmood AlQuaiti
Fred Angrand
Christopher Damitio
James Cowan
Amrik S Mann
Shane Hillard
Benny M Koontz
Cody Heisinger
Yaseen Buholaigah
Alex Lebon
Imamulhaque Saboor
Travis Shore
Richard Dahan
Avinash Kustagi
Gregory Jones
Dillon Simons
Beverly Paladinetti
Martin Horansky
Allen Chan
Ali Abdulla Rashed Aldhaheri
Steve Hilde
Gary Charles Ventola
Shelly Shermer
Kenneth Chittum
Goldie Nwabue
Beth Connaughty
Jaro Bucko
George James
Muri JP
Kevin Krueger
Aaron Samuel
Stacy Stubblefield
Erxe Vieks
Theresa Weik
Heidi Hash
Jorinda Vide
Sai Kumar Yerubandi
Serge Desmar
Iosua Gurdenius
Thaddeus Onwuka
Deborah Maguire
Paul Camp
Audi Allen
Yvette Graves
Erwann Lecoutre
John Goebel
Phid Onwuzurike
Gregory Billups
Pankaj Jangid
Russell Walter Thompson
Valentin Oson III

Andre Harrell
David Olson
Richard Myers
Ty Sharpe
Danny Mathis
Jerry Celilio
Stuart Schantz
Nelson Nathan
Andrew Cooper
Constance OBryant
Glyn Kidd
Dennis Ramos
Duke Duncan
Lyonel Michel
Erben REYES
Chris and Chandra Frazer
Jerry Cindy Noraj
Andrae Washington
Lisa Seymour
Bobby Dean Robinson
Landa Weddle
Terence Gould II
Milena Jozic
Andrea Couzens
Eric W. Harding
Vincent Yam
Bernie Dulos
Taylor Flores
Brandon L Young
Stijn De Wijs
Anothai Polo
Wilfrid Jean-francois
Vittorio P. Antonacci
Dayo Awosika-Olumo
Roa Juan
Deanna Lamb
Rob Meilahn
Joshua Bailey
Jessica Denean Anderson
Jen P Bulanan
Jura Avizienis
Charles Bowie
Kyle Seidel
Brandon Otwell
Billy Orval Gartside
Sammy McLaurin
Loren Utterback
Courtney Conner
Yolanda GARRETT
Rebecca Meek Horton
Arul Thiyagarajan Saravanan
Thomas Klauset Aurdal
Rafael Nyautshi
Michael J. Moriarty
Hira Vishwakarma
Christopher Corrao

Kevin Lee Johnson
Jeff Garcia
Soeung Kranh
Debra Farber
Hamish Webb
Claudius Mbemba
Tim Ladehoff
Rhallete R Javier
Nicky Golbahar
Neryk Davydov
Michael Moore
Susan Zapater
Marques Mason
Gunwant S Dhaliwal
Anthony A Cook
Karen K Sikes
Mike Nelson
Robert Woodward
Teresa McDonald
Jordan Ingebrigtsen
Silviya Tzvetanova Hristova
David Macario
Eliomer Laureano
Roderick Herron
Hervé T. Fonkou
Jeff Hilde
Joan Kruckenberg
Ben McDonald
Jerrile Gordon
Antony Muitungu
Melvin Callender
Angie Miles
Ralph Jacoy
Kallie Vanderboom Hartman
Junie Carattini
Norman Patterson
Loc Dao
Tony Jones
Tia L A Brown
Mustafa Jawad
Jason Adams
Cory Lloyd
Paul Rohricht
Pelingre Frederic
Richard S Mackin Jr
Michelle Berry
Hao FENG
Nicolas Mejia
Gene Myrtil
Tuan Anh Bui
Robert Lambert
Todd Hahn
William Martin
Hima Pradeepthi
Seiichi Mano
Richard Martin

Robin Garrett
Tom Wright
Christina Geas
Van Lai REM
Pasala Ravichandran
Chris McClelland
Tre Baker
Helen Cholewinski
Glen DeWolf
Toby Gussman
Justin Entrekin
Derrik Oates
Brian Delrosario
Amit Banda
Maurice Hayles
Nicola Lupis
Junyi Lee
Leonard Wong
Keith Thompson
Leisa Brayman-Connolly
Margaret Brown
Kimberly Key Young
Ryan Moeller
Mike Jaeger
Matt Graff
Mike Houston
Baron Huntington
Anil Sunny
Peter Lee Geffrard
Christine Tuller
Brian Paz
Joe Lange
Jim Esker
Jovan Denson
Tiru Mangalarapu
Robby Ellis
Deen A
Mark Polansky
Khalif Issack
Jose Fresco Benaim
Lindy Emm
David Weis
Darren Anderson
Jeffrey Sublett
Thomas Oakes
Richard A Kuyat
Elijah Vander Velden
Cevdet Pamuk
Scott Cracknell
Lucas Lee
Christopher Helfers
Gregory Byrd
Richard Bjelland
John Mburu
Theresa Hurtado
Tyler Sandy

Gregory Erb
R Vasudevan
Craig J. Vom Lehn
Badal Haider
Mark Wright
Stanley Saintelus
Rickey Brookins
Mike Diaz
Janelle Cooper
Clark Killingsworth
John Eric Szabo
Bill Ben Hackett
Mk Mano
Shahid Insaf
Jonathon Rice
Matthew Bryant
Hatem Rowaihy
Zhamese Mead
Juan Edward WILLIAMS
Sylvester Hagan
Antonio R Arrendell
Raymond Marine
Niki Dawidowicz
A Bt Mut
Brian Dixon
Derick Mokgahla
Alireza Khadem-Ghaeini
Magnus Drake Proxtend
Hector Abonce
David Skinner
Sean OBrien
Elith Williams-Holland
Age Posthuma
Naina Holsve
Mat "Quickie" Tainow
Petros Charalambous
Jyothish Nair
Aaron Joel Visage
Aaron Gregory
Joseph Mario Pyles
Ron Cousineau
Auctus Constructus
Patrick Fowler
Matthew J Kristof
Kamnden Sinclair
Johnny Phillips
Ronald N Rutledge
Martha Lee Meyer Carrington
Trevor H
Glen VanderKloot
Dibakar Ghosh
Mercedes Gadea Lopez
Dusty Hass
Timothy Dickens
Jason Owen
Baikuntha Kafle

Christopher Shier
Ding Zhang
Kim M Lewis
Julie Lewis
Eugene Mc Elroy
Michel Cisneros
Randy Lamb
Fi Sb73
Suzette McCurtis
Steve Van Dyke
Scott Maddox
David Posocco
Jeffrey Morgan
Kara Fisher
Max KIEJDAN
Nathan Erdmann
Ryan Easter
Walter Scott
Andrew Spears
Barbara Zurawski
Darlington Etumni
Robert M Jacoy
Rami Taha
Sushanth Nayak
Shatika Jean-Louis
Gordon MCCORMACK
Michael Dorra
Claudia Dannelly
Maria Nicolaou
Frank Peart
Ted QUIROZ
Clinton Justesen
Amber Moeller
Robert Henry GOODMAN
Peter Greco
Fred Leavitt
Helena Skerman
Corey Pletz
Mary L BRACE
Ubol Bailey
Dan Richter
Thomas Hart
Khamor Johnson-Bey
Christophe Martins
Alejandro Estevez
Jeffrey McCanch
Marlowe Bentley
Tom Brooks
Percibal Ballon
Joe Richards
Duane Mentore
Vishal Arya
Debbie Pryse
Brandon Olson
Sherry Everett
Clifford Muscat
Abdulla Alzaabi
Jervis Osei Kwame KESSIE
Fritz Allard
Vincent Philippone
Terrance Lawson
Masroor Khan
Ryan J Hanna
Jesus Reyes
Max Jones
Mark Thomas
Steven Angus
Kishore Anjaneyulu
Rewati Gautam
J Jung
Mary Hilde
Wendel Badayos
Rajesh Namile
Michael O'Connor
Travis Ellis
Nikki WILLIAMS
Gary Prater
Bart Heebink
Beverly Menkhus
John BRUDERLIN
Valeria Martinovic
Yogendre Kumar Patel
Richard MATHEWS
A V
Peter Weldon
David Jaw Hpan
Rico Robinson
Vijayakumar Aluru
Jason Rigby
Richard J Patrissi
Patrick Lynch
John M Straub
Jose A Jimenez
Patrick Enweronye
Rebecca Urciuolo
Leonardo Prieto
Julieta Salas
Ryan Nazario
Joel Garcia
Christian Davenport
Kevin Pothoven
Dan TRAN
David Churchill
Scott Grossman
Richard Barone
Alis Dau
Knut Bekk
Jonathan Otten
Patricia Perlman
Nicolas Ha
Ron Myers
Keith Martin Stiger
Thomas Goletz
John Ramos
Richard Campbell
Michael DeLaMater
Michael Clancy
Gina F
Ebenezer Joseph
Ashutosh Aman
Alfredo Pastor
Adetola Oshi
P E
Jonathan Glasser
Sean Chiew
Leartes Randolf Bryant
Sean McCann
Jeffery Muller
Roni Shah Mustapha
Zain Ul Abedin Khan
Will HIERHOLZER
William Van Opstal
Daniel Haden
Sumanjeet Sodhi
Aleksandar Babic
Radha Parameshwarappa
Georgina Hope
Sachita Bhattrai
Scott Hunter
Steven Brevett
Christopher Hanson
DOTTY HUDSON
Marsha Modery
Keith Stoddard
Farrad Conover
Kyle Cox
Lisa Beebe
Chad Melco
David Hinke
Jeff Young
Daniel S. Friedis
Michael Jimenez
Chris Avery
Maria Rebelo
Brandon Carter
Tameka Scott
James Hove
Cristian Bucur Popa
Louis Calachino
Freddie C Roberts
Erica Lloyd
Todd Stockwell
Tom Francis Mwaura
Graham Dorman Townson
Brandon Hilde
Keith Bennett
Jordan Finelli
Raymond Grant Diggins
Rudy Santos
Paul Benson
Mike Mathioudakis
Leonid Faybusovich
Raymond Okou
Samuel Kho
Patricia Muldoon
Justin Cody Edkins
Rakesh B S
Joseph Gundling
Christopher Miller
Nalini Durgana
Randy Hamilton
Patrick Jenne
Ron Motz
Doris Couture
Orazio Ippolito
Melvin Harrison
Warren K. Lowder
George Leong
Marc Wuerttemberger
James Driggers
Rafael Fernandez
Amit Shankar Kaul
Joe Standley
Nicholas Pokora
Frank Bo
Baliram Patiram
Michael P Noyes
Rorie Terhune
Craig W Odom
Benjamin Espere
David Martinelli
Russell Nesbitt
Tak Yeung
Bill Connolly
Cecil Runyon
Allen D Jones
Howard Jeffery
David Yearwood
Martin Benedikt BRUECKLE
Raveendran Subbiah
Mike Santa Maria
Elizabeth Philip
James Campbell
Richard Reed
Kylie B
Patrinjei Robert
Kirt Hampton
Danny Lee
Shon Morton
Leonid Fabusovich
Reed Gossman
Danny Lindley
Howard T Dealy
Angela Fischer
David Jay Wallach
Alexander Gorinshteyn
Stephen C. Simms
Tyler Samuels
Kyle Rebik
Bryan Knatz
Omer Kustric
Timothy Duphily
Paul Kisser
Chris Postell
James E Thomas
Robert H DiVirgilio
Hong Xie
Matthew Molter
Brandon Mann
Edward Kelly Medlock
Alice Lau
Edward D Lopez Jr
Frank Longo
John Garvey
Christian Ergueta
James Barnett
Garvin Moreau
Jacob Tower
Prashanth Srikanthan
David Coppola
Wanda Susan Slagle
Christina K Sargent
Michael Lee
Glenn CAMACHO
Stephen R. Vickers
Wilfred Cabahug
Justin Dunn
Irene M Schwartz
Madhukar Chintalapudi
Lenrico Williams
Jeneen Sweet
Tammy Arfaoui
Michael FLAX
David Chagnon
Troy Basnett
Jeff Henderson
Abelardo Garcia Jr.
Jackie Reed
Rodney Ellars
Mohan Rangan
Genevieve Denzer
Amandeep Singh
Anthony Catalina
Timothy Foley
Noel Palisoc
Cristobal Pérez-Cotapos
Ryan Cleaveland
Early investor
James Li
Jessica Shinn
Yosef Hertz
Connor Green
Jordan Lamarre-Wan
Tien Nguyen
Sunil K Nair
Chuck Crabb
Dylan Peters
Tatiana Vishnevski
Abiola Arogbo
Paul Austin
Benjamin Gallegos
Paresh G Vallabh
Eric Brandt
Glenn Hunter
Guenadi Jilevski
Terrance Antowine Thompson
Jeffrey Lewis
Abdur Rahman Rozell
Larry Hartsell
Darin Thompson
Steven L Catbagan
Aissatou DIAGNE
Isiah Nevel
Marguerite Charles
Orlando Landeros
Cody Rutherford
John Welsh
Nikolas Charpa
William Long
Mary Lee Dammann
Trent Miesner
William Buehler
Jonathan Hendrickson
Carl Rodriguez
Keith W LINDVIG
Janet Ritter
Ignacio Garro
William Drevescraft
Carol Balfe
Mark A Herzfeld
Janet Meyers
Jeff Hodges
Fernando Fernandez
Hari Dahal
Hanh Tat My Nguyen
Peter Southworth
James Hartsell
John Cronin
Shawn Dockstader
Jim Graham
Tom Mazza
Jay Jewell
Andrew Codamo
David Elias
Dallas Allen
Daniel Johnsen
Alan Serikawa
Zahed Hossain
Amy Hucke
IRA Horwitz
Kenneth Vallie
Laud Duncan
Kenneth George Skinner
Dena Levenson
Ron Lemberger
Paul Christiano
Blaine Cram
Gerald Pitts
Jeff Manternach
Naresh Neupane
Seattle Pietz-Jones
Waqar Rizvi
Joel Granado
Blagovest Nachev
Theodate Hong
Jenny R Avery
Tina Sytsma
Cliff Childs
Jasmeeti Singh
Sokratis Theocharatos
Jaspreeti MEHTA
Renand Agenor
David Scheiffele
Julio Navarro
Michael Tallitsch
Kraig Olson
Charles Dillion Jr
John Fernstrum
Anita Andradies Limbrick
Terrell Richards
Robert Knox
Ghassan Shams
Illimar Bergmann
Jim Rinier
Rama Krishna Kesara
Ronald Hilde
Daniel SCHWEBKE
Charley Hill
David Arell
Gregory Wayne Allman
Keith Owen
BLUE MOON FUNDS LLC
Robert Johnson
Rajinder Sharma
Konstantins Logviss
Geogy Philip
Mary A. Hernandez
Harlow Beebe Jr
Carlos Wright
Craig Throne
Lawrence Copeland III
Melissa Chapman
Teesha Du Bose And Victor...
Julie Rosselli
Bankole Segun Dele
Joe Sanders
Ryan Cook
Chetanya Jain
Wai Peng MAK
Adam Biegeleisen
Aaron Pasco
Muhammad Iqbal
Jerald Stewart
Jeff Schwartz
Steven Wagstaff
Tracy KARVALA
Ramneet K. Mann
Alexandra Huebner
Brian Kester
Suchai Gumtrontip
Bert Budde
William J Boorman II
Ronald Thames
Ivan A Campbell
Raj Yakkali
Ricardo Rodriguez
Steve Barnett
Joy Elliott
Tonia Willekes
Peter Lac
Glen Zimmerman
Matthew A. Haverkamp
Joseph Wayne Hutton
Ramu Chandran
Matthew Lee Faught
Kerrianne Dizon
Randall Andronica
Ramesh Sreeramoju
Jeremy Lui
Shailesh Mande
Michael Gordon
Akah Nnani Ezediaro
Rayna Batavia
Andrey Derevyanko
Fatou Jagne
Choo Han Wei
Sergio Sandoval
Brian H Knapp
Ray Wagner
Jon Hilde
Adam Reynolds
Anthony Lesoismier
Robert Breedlove
Esther Hilde
George Le-Bert
Caleb D. McElrath
Fahad ALARADAH
Dario Garcia

Thank You!

From the Swopblock Team



Jeff Hilde

CEO / Inventor & Founder

• Research Engineer who led development of A.I. innovations for the Office of Naval Research • Sole inventor behind 11 patents • 30+ years of leading software...



Austin Hilde

CCO / Communications

• Lead creative for emerging technologies while at Amazon's Global Ad Agency • Launched Amazon's various Alexa products: Echo 2, Fire TV, Amazon Music, an...

Details

The Board of Directors

Director	Occupation	Joined
Austin Hilde	Communications @ Swopblock	2021
Jeff Hilde	Engineer @ Swopblock	2021

Officers

Officer	Title	Joined
Austin Hilde	Chief Creative Officer, Communications	2021
Jeff Hilde	Founder & Inventor	2021

Voting Power

Holder	Securities Held	Voting Power
Austin Hilde	Membership Interests	50.0%
Jeff Hilde	Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2022	$592,595		4(a)(6)
10/2023	$95,794		4(a)(6)
	$0		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Lisa Beebe
Amount Invested	$1,000
Transaction type	Safe
Issued	01/24/2024
Discount rate	12.5

Valuation cap	$3,500,000
Relationship	Mother

none

Name	Ron Hilde
Amount Invested	$10,000
Transaction type	Safe
Issued	01/23/2024
Discount rate	12.5
Valuation cap	$3,500,000
Relationship	Brother

none

Capital Structure

Show More ⌄